Exhibit 99.1

OLYMPUS NEW AGREEMENT INCREASES STAKE IN THE BAU GOLD FIELD PROJECT TO 80.53 PERCENT AND ENHANCES CASH FLOW

Toronto, May 24, 2011 - Olympus Pacific Minerals Inc. ("Olympus" or the "Company") (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6). David Seton,  Chairman, and Chief Executive Officer is pleased to announce the Company has increased its ownership of North Borneo Gold Sdn Bhd by 5.48% to 80.53% and has reached an agreement to extend the final payments and timing of tranches three and four under the original agreement (See Olympus Press Release dated October 9, 2010). There is no increase in the overall amount payable by Olympus.

The Company has decided to  take advantage of its strong cash position to increase its Bau equity earlier than expected from 75.05 to 80.53 percent following the completion of recent financings for gross proceeds of USD$36.4m.  In addition, the remaining payments of the agreement have been extended over a two year period significantly improving the Company’s cash flow during this period.

REVISED PAYMENT SCHEDULE

The revised payment schedule under a variation agreement entered into on May 23, 2011, provides for the payment of the remaining USD20m due under tranches three and four to acquire a further 18.5% interest in the operating Joint Venture Company, North Borneo Gold Sdn Bhd ("NBG"), over a two-year period, are as follows:

Tranche One – USD$7.5m paid September 2010 taking the Company’s ownership to 62.55%

Tranche Two – USD$7.5m paid November 2010 taking the Company’s ownership to 75.05%

Tranche Three – US$11 million (originally due 15 November 2011)

i) US$6m, which was completed on 24 May 2011 taking the Company’s ownership to 80.53%

ii) US$3m to be paid by 21 Jan 2012 taking the Company’s ownership to 83.25%

iii) US$2M to be paid by 21 April 2012 taking the Company’s ownership to 85.05%.

Tranche Four – US$9 million (originally due 15 November 2012)

i) US$3m to be paid by 15 December 2012 taking the Company’s ownership to 87.85%.

ii) US$6m to be paid by 15 July 2013 taking the Company’s ownership to 93.55%.

OWNERSHIP HIGHLIGHTS

• Competitive acquisition price for additional ownership of Bau

• East Malaysia has zero royalty rate on gold

• Low taxation entitlement for the first five years of production (approximately 5%)

• Exploration upside; targeting 10 large conductivity anomalies in the next 12 months

BACKGROUND

The Bau Gold Project (800 sq. km) was acquired by Olympus in late 2009 (see Olympus press release dated November 10, 2009).

The Bau Gold Project has been independently assessed as having NI 43-101 gold resources of: 0.56M oz indicated (10,963 tonnes @ 1.60g/t Au) and 1.89M oz inferred (35,808,000 tonnes @ 1.64g/t Au). (See Olympus Press Release dated June 23, 2010). This resource includes several different mineralization styles, in multiple deposits that have to date been drilled only to shallow depth and remain open to further expansion through continuing exploration.

Recent reprocessing of airborne DIGHEM geophysical data within a central area of the goldfield has shown several exceptionally strong conductivity anomalies at depth. These are interpreted as the expression of large, mineralized quartz vein systems extending down to more than 700m below surface. These are compelling drill targets that will be further explored during this year’s 20,000 meter drill program.

After completion of mine scoping studies, an additional drilling program will begin to upgrade the bulk of the existing resource to Measured and Indicated categories and to test deeper and lateral extensions of mineralization. (See Olympus Press Releases on Bau drill results dated February 11, 2011 & May 19, 2011).

During coming months, Taiton sector step-out and in-fill drilling will delineate the gross mineralization geometry and gold grade distribution within the main Taiton structures to depths of 200-300m. It is expected that by 4Q 2011, drilling will be adequately advanced to allow estimation of expanded resources for input into definitive mining feasibility studies during 2012.

Whilst Taiton sector is the current focus of resource upgrade drilling, five other sectors also contain JORC/NI43-101 resources, subsquently these will be upgraded and expanded.

Exploration drilling will simultaneously probe a prioritized list of high-quality exploration targets; each of which has the potential to deliver a quantum leap in resources.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company's annualized production to 70,000 ounces gold by 2012. The diversified gold production Company is generating operating cash and expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2011.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101. Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward- looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.